
April 19, 2022

Alan Jay Weisberg
Chief Executive Officer
Progressive Care Inc.
400 Ansin Blvd, Suite A
Hallandale Beach, FL 33009

> **Re: Progressive Care Inc.**
> **Registration Statement on Form 10-12G**
> **Filed February 9, 2022**
> **File No. 000-52684**

Dear Mr. Weisberg:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services